ARTICLES OF ASSOCIATION

for

Statoil ASA

Effective pr. July 31st, 2006

Article 1

The name of the Company is Statoil ASA. The Company is a Public Limited Company and the Company's shares are recorded in the Norwegian Central Securities Depository (Verdipapirsentralen). The corporate object of Statoil ASA is, either by itself or through participation in or together with other companies, to carry out exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, as well as other business.

Article 2

The Company shall be situated in Stavanger.

Article 3

The company’s share capital is NOK 5,415,359,287.50 divided between 2,166,143,715 shares of NOK 2.50 each.

Article 4

The Board of Directors of the Company shall be composed of at least five and a maximum of 11 directors. The Board of Directors, including the chair and the deputy chair, shall be elected by the Corporate Assembly. Five deputy directors may be elected in respect of the directors elected by and among the employees, and these deputies shall be summoned in the order in which they are elected. Two deputy directors may be elected in respect of the other directors, one as first deputy and one as second deputy. The normal term of office for the directors is two years.

Article 5

Any two directors jointly may sign for the Company. The Board may grant power of procuration.

Article 6

The Board shall appoint the Company's chief executive officer and stipulate his/her salary.

Article 7

The Company shall have a Corporate Assembly consisting of 12 members. Members and deputies shall be elected for two years at a time. The Annual General Meeting shall elect eight members and three deputy members for these eight. Four members and deputies for these four shall be elected by and among the employees of the Company in accordance with regulations pursuant to the Public Limited Companies Act concerning the rights of employees to be represented on the Board of Directors and in the Corporate Assembly of limited companies.

The Corporate Assembly shall elect a chair and deputy chair from and among its members.

The Corporate Assembly shall hold at least two meetings annually.

Article 8

The Annual General Meeting shall be held each year before the end of June. Annual General Meetings shall be held in Stavanger or in Oslo.

Article 9

The Annual General Meeting shall deal with and decide the following matters:
Adoption of the profit and loss account and the balance sheet.
Application of the annual profit or coverage of loss as shown in the adopted balance sheet, and the declaration of dividends.
Adoption of the consolidated profit and loss account and the consolidated balance sheet.
Any other matters which are referred to the Annual General Meeting by statute law or the Articles of Association.

Article 10

The company shall be responsible for the marketing and sale of the state’s petroleum which is produced from the state’s direct financial interest (SDFI) on the Norwegian continental shelf, as well as for the marketing and sale of petroleum paid as royalty in accordance with the Petroleum Act of 29 November 1996 No 72. The Annual General Meeting of the company may by simple majority decide on further instructions concerning the marketing and sale.

Article 11

The duties of the election committee are to submit a recommendation to the annual general meeting for the election and remuneration of shareholder-elected members and deputy members of the corporate assembly, and to submit a recommendation to the corporate assembly for the election and remuneration of shareholder-elected members and deputy members of the board of directors. The chair of the board and the president and CEO shall be invited, without voting rights, to attend at least one meeting of the election committee before it makes its final recommendation.

The election committee consists of four members who must be shareholders or representatives of shareholders and who shall be independent of the board of directors and the company’s management. The members of the election committee, including the chair, shall be elected by the annual general meeting. The chair of the election committee and one other member shall be elected from among the shareholder-elected members of the corporate assembly. Members of the election committee are elected for two years at a time. The annual general meeting stipulates the remuneration to be paid to members of the election committee. The company will cover the costs of the election committee.

At the proposal of the board of directors' shareholder-elected members, the corporate assembly may adopt instructions for the election committee.

Article 12

The provisions of the Public Limited Companies Act shall be supplementary to these Articles of Association.

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Adopted at the Annual General Meeting of 10 May 2006.